For period ending April 30, 2015	Exhibit 77D
File number 811-22078

Master Trust – Treasury Master Fund

On June 10, 2015, Master Trust filed a supplement to its offering documents with the SEC.  The purpose of the supplement was to announce a new policy with respect to security investments adopted to align the Treasury Master Fund with new regulatory requirements.

The text of the core of the supplement is reproduced belows:

The purpose of this supplement is to update Part A and Part B in connection with amendments to Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Amendments”), which is the primary rule governing money market funds, including the Treasury Master Fund (the “fund”). As discussed in more detail below, Part A and Part B are being updated to reflect that the fund will operate as a “government money market fund,” as defined in the Amendments.

Please note that the fund will continue to remain subject to its existing policy to invest at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in the type of investment suggested by its name. The current changes are not expected to materially impact the manner in which the fund’s assets have historically been invested, but instead will bring it into conformance with new regulatory requirements. The policy change discussed below is effective as of June 10, 2015.

Definition of a government money market fund. Under the Amendments, a government money market fund is defined as a money market fund that invests 99.5% or more of its total assets in cash, government securities, and/or repurchase agreements that are collateralized fully. A money market fund that meets this definition will be permitted to continue to utilize the amortized cost method of valuation to value its portfolio securities and to transact at a $1.00 share price once the Amendments become effective in 2016. In addition, a government money market fund will not be subject to liquidity fees on redemptions and/or redemption gates, unless the fund’s board determines to reserve the ability to do so.

Board approval to operate the fund as a government money market fund. Although the fund currently complies with the government money market fund definition, upon the recommendation of management, the board of trustees for the fund (the “Board”) approved the adoption of a non-fundamental investment policy requiring the fund to invest 99.5% or more of its total assets in cash, government securities, and/or repurchase agreements that are collateralized fully. In addition, the Board determined that the fund will continue to use the amortized cost method of valuation to seek to maintain a $1.00 share price and will not be subject to a liquidity fee and/or a redemption gate on fund redemptions. Please note, however, that the Board may reserve the ability to subject a fund to a liquidity fee and/or redemption gate in the future, after providing appropriate prior notice to shareholders and in conformance with the Amendments.

Changes to Part A and Part B. In connection with this approval, effective June 10, 2015, (i) the third paragraph of the “Item 9. Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings—Additional information about investment strategies” section in Part A and (ii) the “Item 16. Description of the Funds and Their Investments and Risks—The funds and their investment policies—Treasury Master Fund” section in Part B are hereby amended to include the following:
In addition to the 80% policy referenced above, the fund has adopted a policy to invest 99.5% or more of its total assets in cash, government securities, and/or repurchase agreements that are collateralized fully.